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Exhibit 99.6

FALCONBRIDGE LIMITED

news release

FALCONBRIDGE LIMITED: KIDD METALLURGICAL DIVISION AND
CAW-LOCAL 599 REACH TENTATIVE NEW COLLECTIVE AGREEMENT

        TIMMINS, October 29, 2005 — Falconbridge Limited Kidd Metallurgical Division announced today that it has reached a tentative agreement for a new Collective Agreement with CAW-Local 599, which represents the facility's production and maintenance employees. The tentative agreement was reached October 29. Union members have been on strike since the prior Collective Agreement expired September 30.

        The union's bargaining team has unanimously recommended acceptance of the new agreement. Details of the agreement will be presented to employees at a ratification vote to be held on Sunday, October 30.

        "We are pleased to have successfully reached a tentative agreement. We believe the proposed new agreement is fair and balanced for both the company and the employees," said Daniel Picard, General Manager of Kidd Metallurgical Division. "This tentative agreement was achieved with hard work by the company, the union, and the government-appointed mediator."

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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Exhibit 99.6